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                                                                    Exhibit 4.19






YNRewards





                                                    Executive Income

                                                    Deferral Program









                                                            Young & Rubicam Inc.

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Executive Income Deferral Program
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The Executive Income Deferral Program provides an opportunity for you to defer some of all of your annual cash compensation (base salary and/or annual bonus) to a future date, lower your current taxable income, and accumulate earnings on a tax-deferred basis.



ELIGIBILITY

   All active U.S.-based executives who participate in Y&R Inc.'s Key Corporate Manager's (KCM) executive plans are eligible to participate in the Executive Income Deferral Program. KCM executives on international assignment who are paid out of the United States are also eligible to participate in the program.

   Participation in the Executive Income Deferral Program among eligible executives is entirely voluntary.


DEFFERAL OPPORTUNITY

   You can elect to defer up to 100% of your annual cash compensation, except for the required withholding for federal, state and FICA taxes, and for payroll deductions you have authorized for such things as benefits and contributions to the 401(k) Plan. Deferrals must be made in increments of 10%, up to 100% of the balance of your annual cash compensation.


================================================================================

For the purpose of the Executive Income Deferral Program, cash compensation includes your base salary and the cash portion of your annual incentive bonus, less required tax withholdings and authorized payroll deductions.

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ELECTIONS

Base Salary Deferral

   You must make your base salary deferral by completing and submitting your election form by December 1 of the taxable year prior to the year in which the salary will be paid. For example, to defer some or all of your 2001 salary, you must submit your completed election by November 30, 2000.


Annual Bonus Deferral

   Elections to defer some or all of your annual bonus must be made by June 30 of the calendar year in which the bonus is earned. For example, to defer some or all of your 2000 bonus, you must submit your completed election by June 30, 2000.

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DEFERRAL TERMS AND WITHDRAWALS

   Deferrals may be made in increments of 10% of either base salary or annual bonus. All deferrals must be made for a period of at least one year. You may elect to receive your deferred amounts when you leave the Company for any reason. If you become disabled or die, you or your beneficiary will receive your deferred income in a lump sum as soon as administratively possible.

   You must select the form of payment you prefer--a lump sum or installments--when you make your deferral election.

   Installments may vary in duration subject to the following:

   . Payments will be made annually on the first business day following the end of the first quarter.

   . Payments can be selected for a period of up to 10 years

   . Payments must be completed by your 80th birthday

   . In the event of voluntary termination or termination for cause the employee will receive a lump sum payment as soon as administratively possible.


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EFFECT ON OTHER BENEFITS

   Participation in the Executive Income Deferral Program does not affect your accrual of benefits under the life insurance plans. Bonus deferrals under the Executive Income Deferral program will not affect your benefits under the Pension Plan or the Savings and Investment Plan. Salary deferrals which reduce your salary below the plan thresholds for the Pension and Savings and Investment Plans ($150,000 and $170,000 respectively) will affect your contributions under those programs.

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INVESTING DEFERRED INCOME

   Young & Rubicam's Executive Income Deferral Program offers two investment options:

                    Option 1:                    Option 2:
                 Interest-Bearing              Phantom Stock
                  Cash Account                    Account


   You may allocate the amounts you have deferred between these two options in increments of 10%, up to 100% of your annual cash compensation, less required tax withholdings and authorized payroll deductions. You will have no opportunity to reallocate among these options once they are chosen. All deferred amounts will be paid in cash upon withdrawal.


DEFERRAL OPTIONS

Option 1: Interest-Bearing Cash Account

   An interest-bearing cash account is similar to a savings account that the Company sets up in your name to accommodate your deferred income. The amount you have elected to defer will bear interest at the Prime Rate in effect on the first day of the calendar quarter in which the income is deferred. Interest is accrued quarterly thereafter and compounded annually.

================================================================================

The Prime Rate is the publicly announced base rate of Citibank. N.A.

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Option 2: Phantom Stock

   If you elect this option, your deferred amounts will increase or decrease based on the performance of Y&R stock. Your deferred amount is translated into a hypothetical number of shares of Y&R stock based on the price per share on the date the compensation would otherwise would have been paid. This creates a number of phantom shares between the date of deferral and the date of withdrawal, though no stock is actually purchased.

   For Example:
   ------------

        1. You          2. In March           3. On            4. Your
    elect to defer      2001, your        the date the     deferred annual
     100% of your    annual bonus for     annual bonus      bonus will be
   annual bonus in   the year 2000 is   would ordinarily    converted to
     June of 2000    determined to be    be paid (March     2,000 phantom
                         $100,000       2001), the price       shares
                                          of Y&R stock        (100,000
                                           is $50 per        divided by
                                              share         50 = 2,000).


   Any fractional amounts remaining after this conversion will be credited to your dividend account.

   Your deferral account will be credited with dividends on your phantom shares in the same amount and at the same time dividends are paid on Young & Rubicam Common Stock. These dividends will be placed in your dividend account, which earns interest at the Prime Rate as described under "Option 1: Interest-Bearing Cash Account."



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   Your deferral will be paid to you in cash upon withdrawal and will be treated as ordinary income at that point. The final value of your phantom shares will depend on the value of Y&R Common Stock on the date of withdrawal. If the price of Y&R stock goes up during the deferral period, the value of your phantom shares will increase. Dividends will increase in value based on interest rates.

   As with all investments, the Phantom Stock Account involves some risk. So conversely, if the price of Y&R stock decreases during the deferral period, the value of your phantom shares and your final distribution may decrease.

ACCELERATED DEFERRALS

   Generally, you will receive payment of your deferred income after you leave the Company. However, under certain circumstances, the Y&R Compensation Committee or its designee may authorize a "hardship" withdrawal. Hardship withdrawals may be available if you encounter a severe financial hardship resulting from extraordinary and unforeseeable events beyond your control, and you have no other funds available that could be used to satisfy the financial hardship, including exhausting loan and withdrawal features from the Young & Rubicam qualified plans. Hardship withdrawals will be permitted only to the extent the Compensation Committee determines, at its discretion, that such a withdrawal is reasonable and necessary to satisfy the emergency.

   Note: Expenses such as college eduction or the purchase of a home do not constitute severe financial hardship.


The Executive Income Deferral Program is authorized pursuant to Young & Rubicam's Deferred Compensation Plan. A copy of the Plan is available from the Senior Vice President of Compensation and Benefits, Young & Rubicam Inc. Questions concerning the Executive Income Deferral Program should be addressed to the Senior Vice President of Compensation and Benefits, Young & Rubicam Inc., 285 Madison Avenue, New York, NY 10017-6486.

Like all investment plans, the Executive Income Deferral Program involves some risk. The funds in the Income Deferral Plan are not secured or insured. In the unlikely event that the Company declares bankruptcy or is insolvent, the program funds may be subject to the claims of creditors.

When you defer 100% of your Bonus, FICA and Medicare taxes attributable to your Bonus will be deducted from the next available paycheck.

This document is for general guidance only and is not legally binding. In the event of a conflict or inconsistency between this document and the Plan documents, the Plan documents will govern.

While Young & Rubicam intends to continue the Executive Income Deferral Program indefinitely, the Company reserves the right to modify or terminate the program at any time. Termination of the program will not affect outstanding deferrals or interest accruals thereon.



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